UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43353

CLINUVEL PHARMACEUTICALS LIMITED

Level 22, 535 Bourke Street

Melbourne, VIC 3000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 8, 2026, Clinuvel Pharmaceuticals Limited filed with the Australian Securities Exchange an announcement captioned “CLINUVEL develops proprietary ZEROKIN™ device”, a copy of which announcement is attached to this Form 6-K as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press release dated September 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLINUVEL PHARMACEUTICALS LIMITED

Date: September 8, 2026	By:	/s/ Philippe Wolgen
	Name:	Philippe Wolgen
	Title:	Managing Director and Chief Executive Officer